UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2008
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	(Note 1)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$
REVENUES
Time charter revenues ($4.2 million, $7.9 million, $10.1 million and $15.1 million, respectively,	12,995	9,969	45,417	25,773
from related parties) (note 6d)	28,548	1,336	65,049	1,336
Net pool revenues from related parties(note 6f)Voyage charter revenues	—	25,788	851	87,247

Total revenues	41,543	37,093	111,317	114,356

OPERATING EXPENSES
Voyage expenses (notes 6e and 6f)	187	11,846	1,004	33,457
Vessel operating expenses	7,755	6,457	22,109	16,572
Depreciation and amortization	5,823	5,318	17,026	13,127
General and administrative expenses ($3.0 million, $3.1 million, $5.7 million and $9.6 million, respectively, from related parties) (notes 6a, 6b and 6e)	3,394	3,276	6,965	9,791

Total operating expenses	17,159	26,897	47,104	72,947

Income from vessel operations	24,384	10,196	64,213	41,409

OTHER ITEMS
Interest expense (nil, $0.7 million, $nil and $1.9 million, respectively, from related parties) (includes $1.4 million, $nil, $0.4 million and $nil, respectively, of unrealized loss related to an interest rate swap) (notes 4 and 6c)	(4,888)	(3,230)	(11,872)	(6,546)
Interest income	68	—	358	—
Other (expense) income — net	(3)	1	(16)	1

Total other items	(4,823)	(3,229)	(11,530)	(6,545)

Net income	19,561	6,967	52,683	34,864

Per common share amounts:
• Basic and diluted earnings (note 7)	0.78	0.56	2.06	2.42
• Cash dividends declared	0.90	—	1.715	—

Weighted-average number of common shares outstanding:
• Basic and diluted (note 7)	25,000,000	15,000,000	25,000,000	15,000,000

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30	December 31,
	2008	2007
		(Note 1)
	$	$
ASSETS
Current
Cash	16,873	34,839
Pool receivable from related parties, net (note 6f)	16,866	1,711
Accounts receivable	4,091	2,997
Due from affiliates (note 6c)	4,979	133,722
Prepaid expenses	3,062	2,403
Other assets	947	10

Total current assets	46,818	175,682

Vessels and equipment (note 3)
At cost, less accumulated depreciation of $98.6 million (2007 - $83.3 million)	436,354	446,541

Non-current amounts due from related parties (note 6f)	2,025	775
Other non-current assets	1,992	1,956
Goodwill (note 1)	4,670	4,670

Total assets	491,859	629,624

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	2,684	777
Accrued liabilities	5,691	4,441
Current portion of long-term debt (note 3)	3,600	3,600
Current portion of derivative instruments (note 4)	1,239	894
Due to affiliates (note 6c)	3,580	2,434
Other	422	451

Total current liabilities	17,216	12,597

Long-term debt (note 3)	316,128	328,507
Derivative instruments (note 4)	7,876	6,921
Other	738	1,048

Total liabilities	341,958	349,073

Stockholders’ equity
Dropdown Predecessor equity (note 1)	—	131,757
Common stock and additional paid-in capital (300 million shares authorized; 12.5 million Class A and 12.5 million Class B shares issued and outstanding as of September 30, 2008 and December 31, 2007) (note 5)	181,245	180,915
Accumulated deficit	(31,344)	(33,033)
Accumulated other comprehensive income	—	912

Total stockholders’ equity	149,901	280,551

Total liabilities and stockholders’ equity	491,859	629,624

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	(Note 1)
	Nine Months Ended September 30,
	2008	2007
	$	$
Cash provided by (used for)

OPERATING ACTIVITIES
Net income	52,683	34,864
Non-cash items:
Depreciation and amortization	17,026	13,127
Unrealized loss on derivative instrument	386	—
Debt issuance cost amortization and other	(99)	220
Change in non-cash working capital items related to operating activities	(16,531)	762
Expenditures for drydocking	(4,391)	(1,037)

Net operating cash flow	49,074	47,936

FINANCING ACTIVITIES
Proceeds from long-term debt	115,000	230,862
Repayments of long-term debt	(17,700)	(220,770)
Proceeds from long-term debt of Dropdown Predecessor	44,027	872
Repayment of long-term debt of Dropdown Predecessor	(153,656)	—
Debt issuance costs	(276)	(417)
Share issuance costs	(1,130)	—
Cash dividends paid	(42,875)	—
Net advances to affiliates	(9,002)	(1,245)
Contribution (return) of capital	1,020	(56,459)

Net financing cash flow	(64,592)	(47,157)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,448)	(779)

Net investing cash flow	(2,448)	(779)

Decrease in cash	(17,966)	—
Cash, beginning of the period	34,839	—

Cash, end of the period	16,873	—

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation and Nature of Operations
During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Dropdown Predecessor, as described below, collectively the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers. Prior to the closing of the Company’s initial public offering (or IPO) on December 18, 2007, a subsidiary of Teekay Corporation transferred nine wholly owned subsidiaries to the Company, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a non-interest bearing promissory note.
In connection with the IPO, Teekay Corporation contributed to Teekay Tankers Ltd. nine wholly owned subsidiaries, each of which owns one Aframax tanker. These transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to Teekay Tankers Ltd., Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the IPO, were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to Teekay Tankers Ltd. are collectively referred to as Teekay Tankers Predecessor or the Predecessor. The combined carve-out financial statements for the periods prior to December 18, 2007, reflect the combined carve-out financial position, results of operations and cash flows of the Predecessor. All references in these financial statements to “consolidated financial statements” refer to consolidated financial statements for the periods subsequent to December 17, 2007 and combined carve-out financial statements for periods prior to December 18, 2007, respectively.
Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to the Predecessor’s vessels before the IPO were co-mingled with other funds in accounts that were owned by companies other than Teekay Tankers Ltd. or the nine wholly owned subsidiaries historically included in the Predecessor and transferred to the Company. Consequently, for periods preceding the IPO, any cash transactions made on behalf of the nine wholly owned subsidiaries are reflected as increases or decreases of advances from affiliates, and any cash transactions attributable to vessels that were made by other Teekay Corporation subsidiaries are reflected as increases or decreases in owner’s equity.
Two of the Predecessor’s wholly owned subsidiaries were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these intercompany loans were used to finance the acquisition of the vessels. For periods preceding the IPO, interest expense includes the allocation of interest to the Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. In addition, the combined carve-out financial statements reflect interest on external loans of the two wholly owned subsidiaries and other external loans that are directly attributable to the two vessels.
In the preparation of the combined carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. For periods preceding the IPO, general and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation’s spot tanker segment and fixed-rate tanker segment, which includes, among other vessels, the Predecessor’s nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to the Predecessor, for each of the periods preceding the IPO, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker segment and fixed-rate tanker segment. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of the Company, including Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and the Dropdown Predecessor and such estimates may not be reflective of actual results.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007. As discussed below, the comparative December 31, 2007 balances have been retroactively adjusted to reflect the Dropdown Predecessor. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation or combination. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
As required by Statement of Financial Accounting Standards (SFAS) No. 141, the Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Company over Teekay Corporation’s historical cost is accounted for as a return of capital to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation and Nature of Operations (cont’d)
In April 2008, the Company acquired from Teekay Corporation two Suezmax-class tankers, the Ganges Spirit and the Narmada Spirit. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under a time-charter contract on the Narmada Spirit. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Company’s consolidated balance sheet as of December 31, 2007 and consolidated statements of income and cash flows for the three and nine months ended September 30, 2008 reflect these vessels and their related operations (referred to herein as the Dropdown Predecessor) as if the Company had acquired them on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation. The effect of adjusting the Company’s financial statements to account for this common control exchange increased the Company’s goodwill by $4.7 million and vessels and equipment by $181.1 million as of August 1, 2007 and net income (loss) for the three and nine months ended September 30, 2008 and 2007 by nil, $1.1 million, $(1.4) million and $(1.4) million, respectively. The adjustment for the Dropdown Predecessor increased the Company’s voyage revenues for the three and nine months ended September 30, 2008 and 2007 by nil, $7.3 million, $3.1 million and $3.1 million, respectively.
The consolidated financial statements reflect the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented in a manner consistent with the general and administrative expenses allocated to Teekay Tankers Predecessor. In addition, the Dropdown Predecessor includes debt of Teekay Corporation which has been recorded on a pushed-down basis having a principal amount of $115.0 million as at December 31, 2007. Teekay Corporation incurred debt to finance substantially all the acquisition price of 50% of OMI Corporation in 2007, and as the Dropdown Predecessor is a component of that acquisition, the portion of such debt relating to the two drop-down tankers was recorded as debt of the Dropdown Predecessor. This debt was partially repaid by the Dropdown Predecessor prior to the dropdown, with the remaining debt of approximately $108.1 million being repaid on the dropdown date. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans. During the three and nine months ended September 30, 2008 and 2007, nil, $1.2 million, $1.9 million and $1.9 million, respectively, of interest expense was attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
2.	Fair Value Measurements
Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In accordance with the Financial Accounting Standards Board (or FASB) Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	September 30,
	2008 Asset /
	(Liability)	Level 1	Level 2	Level 3
	$	$	$	$
Interest rate swap agreement (1)	(9,115)	—	(9,115)	—

(1)
The fair value of the Company’s interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates, and the current credit worthiness of both the Company and the swap counterparty. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
3.	Long-Term Debt

	September 30, 2008	December 31, 2007
	$	$

USD-denominated Revolving Credit Facility due 2017	287,328	114,000
USD-denominated Term Loan due through 2017	32,400	35,100
Long-term debt of Dropdown Predecessor (Note 1)	—	183,007

	319,728	332,107
Less current portion	3,600	3,600

Total	316,128	328,507

As of September 30, 2008, the Company had one long-term revolving credit facility (or the Revolver) available, which, as at such date, provided for borrowings of up to $343.0 million, of which $55.7 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount of $18.9 million commencing in 2012, and the Revolver matures in 2017. The Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at September 30, 2008, the interest rate on the Revolver was 3.43%. The Revolver is collateralized by first-priority mortgages granted on nine of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Revolver requires that the Company and certain of its subsidiaries maintain liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35.0 million and 5.0% of the Company’s total debt. As at September 30, 2008, the Company was in compliance with all its covenants on its credit facilities.
As at September 30, 2008, the Company had one term loan outstanding in the amount of $32.4 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay Corporation.
The aggregate annual long-term debt principal repayments required to be made by the Company under the Revolver and term loan subsequent to September 30, 2008 are $0.9 million (remainder of 2008), $3.6 million (2009), $3.6 million (2010), $3.6 million (2011), $3.6 million (2012) and $304.4 million (thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2008 was 3.50% (December 31, 2007 — 5.49%). This rate does not reflect the effect of the interest rate swap (see Note 4).
4.	Derivative Instruments
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. Unrealized gains or losses relating to the change in fair value of the Company’s interest rate swap have been reported in interest expense in the unaudited consolidated statements of income. During the three and nine months ended September 30, 2008 the Company recognized an unrealized loss of $1.4 million and $0.4 million, respectively, relating to the changes in fair value of its interest rate swap. The Company expects to record a material unrealized loss during the fourth quarter of 2008 resulting from an increase in the fair value of the liability related to its interest rate swap agreement. The following summarizes the Company’s derivative position as at September 30, 2008:

Fair Value /
			Carrying	Weighted-
			Amount	Average	Fixed
	Interest	Principal	Asset /	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(Years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(9,115)	9.0	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of September 30, 2008 was 0.6%.
The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 or better by Moody’s at the time transactions are entered in to.
5.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at September 30, 2008 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share, while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at September 30, 2008 and December 31, 2007, the Company had 12,500,000 shares of Class A common stock, 12,500,000 shares of Class B common stock and no shares of preferred stock issued and outstanding.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
5.	Capital Stock (cont’d)
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.
Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.
Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. In addition, (a) upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets, such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer and (b) all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. Any such conversions will be effected on a one-for-one basis.
Prior to the closing of the Company’s IPO on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note.
As at September 30, 2008 and December 31, 2007, the Company had reserved under its 2007 Long-Term Incentive Plan 1,000,000 shares of Class A common stock for issuance pursuant to awards that may be granted. To date, 13,253 shares have been granted in respect of these reserved shares.
6.	Related Party Transactions
a.
Prior to the IPO, the Predecessor’s vessels were managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Predecessor incurred general and administrative expenses of $1.2 million and $3.6 million for the three and nine months ended September 30, 2007.

b.
During the three and nine months ended September 30, 2007, $1.6 million and $5.7 million, respectively, of general and administrative expenses attributable to the operations of the Predecessor prior to the IPO were incurred by Teekay Corporation and have been allocated to the Predecessor. During the three and nine months ended September 30, 2008 and 2007, nil, $0.3 million, $0.3 million and $0.3 million, respectively of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

c.
During the three and nine months ended September 30, 2007, $0.7 million and $1.9 million, respectively, of interest expense was incurred on loans advanced from Teekay Corporation and its subsidiaries to the Predecessor prior to the IPO. Interest expense was allocated to the Predecessor based upon the weighted-average outstanding balance of these loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans. The amounts due to and from affiliates at September 30, 2008 and December 31, 2007, are without interest or stated terms of repayment.

d.
During the three and nine months ended September 30, 2008 and 2007, $2.9 million, $8.8 million, $7.9 million and $15.1 million, respectively, of charter revenues were earned from Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest. In August 2008, the Company chartered out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract expiring in August 2009. During the three and nine months ended September 30, 2008, $1.3 million of revenues were earned from Teekay Corporation under this time charter.

e.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation, the Company incurred management fees of $3.2 million and $6.0 million for the three and nine months ended September 30, 2008 for commercial, strategic, technical, administrative services and performance fees. The management fee includes $0.2 million and $0.6 million for the three and nine months ended September 30, 2008 for commercial services, which have been recorded as voyage expenses. The management agreement provides for payment to Teekay Tankers Management Services of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Threshold. Performance fees of $1.7 million were accrued by the Company for the three months and nine months ended September 30, 2008 and included in due to affiliates. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs, fair value changes in interest rate swap asset or liability, and any write-offs or other non-recurring items. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. No reserves had been determined as at September 30, 2008.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
6.	Related Party Transactions (cont’d)
f.
Pursuant to pool agreements with Teekay Chartering Limited and Gemini Tankers LLC, both wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers), the Company incurred pool management fees during the three and nine months ended September 30, 2008, of $0.8 million and $1.7 million, respectively, with respect to Company vessels that participate in the pools. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as voyage revenues. For the three and nine months ended September 30, 2008, the Company’s allocation from the pools was net of $15.0 million and $34.2 million of voyage expenses, which includes pool management fees.

As of September 30, 2008, the Company had advanced $2.0 million to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.
g.
On April 7, 2008, the Company acquired two double-hull Suezmax-class oil tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a pooling of interest basis. Debt with a principal amount of $73.3 million recorded in the Dropdown Predecessor was assumed by the Company on the acquisition. Additional cash payments of $115.0 million were recorded as a reduction of the push-down debt of $108.1 million and a return of capital to Teekay Corporation of $6.9 million, representing the excess of the purchase price over the historical book value of the Dropdown Predecessor. The cash was obtained by drawing funds available under the Company’s revolving credit facility. The Ganges Spirit is employed on a pre-existing time-charter contract that expires in May 2012 and the Narmada Spirit is currently employed in spot market trading.

The Company’s financial statements prior to the date the interests in these two vessels were actually acquired are retroactively adjusted to include the results of these vessels during the periods under common control of Teekay Corporation. For the three and nine months ended September 30, 2008 and 2007, the Company earned voyage revenues of $8.6 million, $25.3 million, $3.1 million and $3.1 million, respectively (including voyage revenues earned prior to the Company’s acquisition of the vessels — see Note 1). See Note 7 for net income attributable to the Dropdown Predecessor and common stockholders for the three and nine months ended September 30, 2008 and 2007.

7.	Earnings Per Share
Earnings per share is determined by dividing (a) net income, after deducting the amount of net income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets contributed by it to the Company in connection with the IPO. The net income available for common stockholders and earnings per commons share presented in the table below excludes the results of operations of the Dropdown Predecessor.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

Net income	19,561	6,967	52,683	34,864
Net loss (income) attributable to the Dropdown Precedessor	—	1,399	(1,110)	1,399

Net income available for common stockholders	19,561	8,366	51,573	36,263

Weighted-average number of common shares	25,000,000	15,000,000	25,000,000	15,000,000

Common stock and common stock equivalents	25,000,000	15,000,000	25,000,000	15,000,000

Earnings per common share:
- Basic and diluted	0.78	0.56	2.06	2.42
8.	Supplemental Cash Flow Information
In August 2007, the Company exchanged net assets in the Narmada Spirit and Ganges Spirit for debt pushed down from Teekay Corporation of $184.8 million and a receivable from Teekay Corporation of $58.7 million in exchange for additional net investment of Teekay Corporation in the Dropdown Predecessor’s equity. In April 2008, the Dropdown Predecessor declared a non-cash dividend and return of capital totaling $141.2 million to Teekay Corporation to reduce the receivable from Teekay Corporation.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
9.	Recent Accounting Pronouncement
In October 2008, the FASB issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but has not had any impact on the Company’s consolidated financial statements.
10.	Change in Accounting Estimate
Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton. The Company’s estimate of salvage values took into account the then current scrap prices and the historical scrap rates over the five years prior to December 31, 2007. As a result, depreciation and amortization expense has decreased by $0.5 million and $1.6 million, and net income has increased by $0.5 million and $1.6 million, or $0.02 and $0.06 per share for the three and nine months ended September 30, 2008.
11.	Subsequent Event
In November 2008, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $1.07 per share for the quarter ended September 30, 2008. This dividend was paid on December 10, 2008 to shareholders of record as at December 3, 2008. In February 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.72 per share for the quarter ended December 31, 2008. This dividend will be paid on March 13, 2009 to shareholders of record as at March 6, 2009.

TEEKAY TANKERS LTD.
September 30, 2008
PART I — FINANCIAL INFORMATION

ITEM 2	— MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 — Financial Statements.”
General
We were formed by Teekay Corporation to acquire from it a fleet of nine double-hull Aframax-class oil tankers in connection with our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. As at January 31, 2009, we owned nine Aframax-class tankers and two Suezmax-class tankers. Five of our Aframax tankers currently operate under fixed-rate time-charter contracts with our customers, of which two charters expire in March and December 2009, respectively, one in 2010 and two in 2011. One of our Aframax tankers is chartered out to Teekay Corporation under a time charter that expires in August 2009. Our remaining three Aframax tankers currently participate in an Aframax pooling arrangement operated by Teekay Chartering Limited, a subsidiary of Teekay Corporation. As of January 31, 2009, this pooling arrangement included 31 tankers. One of our Suezmax tankers participates in the Gemini Pool, a Suezmax pool arrangement operated by a subsidiary of Teekay Corporation which primarily employs Suezmax tankers on spot market voyage charters. The remaining Suezmax tanker operates under a fixed-rate time-charter contract that includes a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. This time charter contract expires in 2012.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution (which represents our net income plus depreciation and amortization, loan cost amortization, non-cash tax costs, fair value changes in interest rate swap asset or liability, and any write-offs or other non-recurring items), subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of our business. To date our board of directors has not established any reserves that have reduced previous distributions to our stockholders.
In connection with our initial public offering, Teekay Corporation contributed to us nine wholly owned subsidiaries, each of which owns one Aframax tanker. These transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to us, Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the public offering, were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to us are collectively referred to as Teekay Tankers Predecessor or the Predecessor.
Significant Developments in 2008
On April 7, 2008, we acquired two double-hull Suezmax tankers from Teekay Corporation, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, for a total cost of $186.9 million, excluding $1.4 million of working capital assumed. These acquisitions were accounted for as reorganizations of entities under common control and accounted for using the pooling of interests method. These acquisitions (collectively the 2008 Suezmax Additions) were financed by assuming existing debt of $73.3 million related to the vessels and utilizing our revolving credit facility for the remainder of the purchase price. The 2008 Suezmax Additions were originally acquired by Teekay Corporation on August 1, 2007 and their operating results have been recorded within the consolidated financial statements of the Company since that date.
In connection with our initial public offering, Teekay Corporation agreed to offer us, prior to July 2009, the right to purchase an additional two existing Suezmax tankers at the fair market value of each such tanker at the time of the offer. We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.

Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. On April 7, 2008, we acquired the Ganges Spirit and the Narmada Spirit from Teekay Corporation in the 2008 Suezmax Additions. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our statements of income for the three and nine months ended September 30, 2008 and 2007, reflect these vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation.

•
Our financial results reflect changes in our capital structure. Prior to our initial public offering, the ship-owning subsidiaries for seven of the eleven vessels in our fleet were borrowers under a revolving credit facility along with other subsidiaries of Teekay Corporation. This facility, which was repaid prior to the offering, was previously used in part for corporate-related investments of Teekay Corporation. Consequently, the amount outstanding under this facility fluctuated significantly during the period from January 1, 2007 to our initial public offering on December 18, 2007 and our historical interest expense is not necessarily indicative of our interest expense following the offering.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our general and administrative expenses are affected by our Management Agreement and costs we incur from being a public company. In connection with our initial public offering, we entered into a long-term management agreement (the Management Agreement) with Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation (or our Manager). Under this agreement, our Manager provides to us commercial, technical, administrative and strategic services. We pay a market-based fee for these services. Prior to our initial public offering, our general and administrative expenses reflect an allocation of general and administrative expenses from Teekay Corporation. We expect that the annual expenses we incur after our initial public offering under the Management Agreement for commercial, technical, administrative and strategic services generally will be lower than our general and administrative expenses for comparable periods prior to our initial public offering. However, we may incur additional general and administrative expenses as a result of our Manager being entitled to a performance fee under the Management Agreement under certain circumstances. Please read Note 6(e) to our consolidated financial statements included in this Report. In addition, we are also incurring additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to stockholders and SEC filings, investor relations, The New York Stock Exchange annual listing fees and tax compliance expenses.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. During the three and nine months ended September 30, 2008, one and two vessels respectively were in drydock. None of our vessels were in drydock during 2007.

Results of Operations
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007. In accordance with United States generally accepted accounting principals (or GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two main reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.

The following table presents our operating results for the three and nine months ended September 30, 2008 and 2007, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars	September 30,			September 30,
except percentages)	2008	2007	% Change	2008	2007	% Change

Revenues	41,543	37,093	12.0	111,317	114,356	(2.7)
Voyage expenses	187	11,846	(98.4)	1,004	33,457	(97.0)

Net voyage revenues	41,356	25,247	63.8	110,313	80,899	36.4
Vessel operating expenses	7,755	6,457	20.1	22,109	16,572	33.4
Depreciation and amortization	5,823	5,318	9.5	17,026	13,127	29.7
General and administrative expenses	3,394	3,276	3.6	6,965	9,791	(28.9)

Income from vessel operations	24,384	10,196	139.2	64,213	41,409	55.1

Interest expense	(4,888)	(3,230)	51.3	(11,872)	(6,546)	81.4
Interest income	68	—	—	358	—	—
Other (expense) income — net	(3)	1	(400.0)	(16)	1	(1,700.0)

Net income	19,561	6,967	180.8	52,683	34,864	51.1

Three and Nine Months Ended September 30, 2008 versus Three and Nine Months Ended September 30, 2007
Tanker Market
Average spot tanker freight rates during the third quarter of 2008 were the highest on record for a third quarter. This counter-seasonal strength in tanker freight rates was primarily due to higher volumes of oil production from ton-mile intensive OPEC producers, rising crude oil import volumes into the United States, China and India, as well as other factors, including port delays in the United States and Japan and stockpiling of oil ahead of the Olympics in China.
Rates also were supported in the second half of 2008 by a dampening of tanker supply growth due to the removal of tankers from the global fleet for conversion purposes and an increase in scrapping compared to previous years. During the first nine months of 2008, the world tanker fleet grew by three percent, a decrease from the annual fleet supply growth rate of approximately six percent experienced for the same period in 2006 and 2007.
During the fourth quarter of 2008, rates for very large crude carriers eased as OPEC producers implemented production cutbacks in response to declining oil prices. In comparison, rates for medium-sized crude oil tankers remained relatively firm, primarily due to the seasonal increase in oil demand during the northern hemisphere winter, rising volumes of non-OPEC production as seasonal maintenance was completed in the North Sea and weather-related delays, particularly in the Bosphorus Straits.
Fleet and TCE Rates
At September 30, 2008, we owned nine Aframax-class and two Suezmax-class oil tankers. In April 2008, we acquired the Suezmax tankers Ganges Spirit and Narmada Spirit. However, as a result of the inclusion of the Dropdown Predecessor, the Ganges Spirit and the Narmada Spirit have been included for accounting purposes in our results as if they were acquired on August 1, 2007, when they were acquired and began operations as conventional tankers for Teekay Corporation. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.
The following table outlines TCE rates earned by our vessels, including the Dropdown Predecessor, for the three and nine months ended September 30, 2008 and 2007.

	Three Months Ended September 30,			Three Months Ended September
	2008			30, 2007
	Net			Net
	Voyage		TCE per	Voyage		TCE per
	Revenues (1)	Revenue	Revenue	Revenues	Revenue	Revenue
	(in thousands)	Days	Day (1)	(in thousands)	Days	Day

Voyage-charter contracts — Aframax	$23,318	492	$47,425	$12,535	506	$24,770
Voyage-charter contracts — Suezmax	6,003	92	65,254	1,336	61	21,897
Time-charter contracts — Aframax	10,389	323	32,201	9,618	306	31,441
Time-charter contracts — Suezmax	2,824	92	30,744	1,758	61	28,816

Total	$42,534	999	$42,577	$25,247	934	$27,031

(1)	Excludes $0.8 million of management fees payable by us for participating in pooling arrangements managed by subsidiaries of Teekay Corporation and $0.3 million in commissions.

	Nine Months Ended September 30,			Nine Months Ended September 30,
	2008			2007
	Net		TCE per	Net		TCE per
	Voyage		Revenue	Voyage		Revenue
	Revenues (1)	Revenue	Day (1)	Revenues	Revenue	Day
	(in thousands)	Days	$	(in thousands)	Days	$

Voyage-charter contracts — Aframax	$51,586	1,203	$42,894	$52,594	1,584	$33,193
Voyage-charter contracts — Suezmax	16,139	274	58,902	1,336	61	21,897
Time-charter contracts — Aframax	35,993	1,132	31,797	25,211	848	29,722
Time-charter contracts — Suezmax	9,518	274	34,758	1,758	61	28,816

Total	$113,236	2,883	$39,277	$80,899	2,554	$31,675

(1)	Excludes $1.8 million of management fees payable by us for participating in pooling arrangements managed by subsidiaries of Teekay Corporation and $1.0 million in commissions.
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $5.4 million and $22.0 million, respectively, due to the 2008 Suezmax Additions and the Dropdown Predecessor; and
•	increases of $11.0 million and $12.1 million, respectively, from an increase in average TCE rates earned by our vessels operating on spot-market-based voyage charters and time-charter contracts;
partially offset by
•	decreases of nil and $3.7 million, respectively, due to 92 off-hire days incurred in 2008 from the scheduled drydock of the Nassau Spirit; the drydocking was completed in June 2008; and
•	decreases of $0.3 and $1.0 million, respectively, due to 23 off-hire days incurred in 2008 for vessel repairs to the Sotra Spirit.
The scheduled drydock of the Nassau Spirit was longer than a typical drydock primarily due to extensive steel work performed.
Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $0.5 million and $2.8 million, respectively, due to the 2008 Suezmax Additions and the Dropdown Predecessor;
•	increases of $0.3 million and $1.6 million, respectively, primarily from increased wage levels; and
•	increases of $0.2 million and $0.8 million, respectively, from increases in repairs and maintenance.
Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $0.7 million and $5.0 million due to the 2008 Suezmax Additions and the Dropdown Predecessor;
partially offset by
•
decreases of $0.2 million and $1.1 million, respectively, due to an increase in the estimated residual value of our vessels for accounting purposes, which was primarily driven by increases in steel prices.

General and Administrative Expenses. General and administrative expenses were $3.4 million and $7.0 million, respectively, for the three and nine months ended September 30, 2008, compared to $3.3 million and $9.8 million for the same periods last year. The change in general and administrative expenses was primarily due to:
•	net decreases of $0.3 million and $3.7 million, respectively, from our entering into the Management Agreement with Teekay Corporation in December 2007; and
•	increases of $0.4 million and $0.9 million, respectively, due to associated public company costs in 2008.
General and administrative expenses for the three and nine months ended September 30, 2008 includes an accrued performance fee of $1.7 million to our Manager under the Management Agreement.
Interest Expense. Interest expense was $4.9 and $11.9 million, respectively, for the three and nine months ended September 30, 2008, compared to interest expense of $3.2 million and $6.5 million for the same periods last year. The change in interest expense was primarily due to:
•
increases of $0.3 million and $5.0 million, respectively, primarily due to an increase in the weighted-average outstanding balance under revolving credit facilities during the three and nine months ended September 30, 2008 compared to the same periods in 2007 (this increase was due to net debt we incurred relating to the 2008 Suezmax Additions and the Dropdown Predecessor); and

•	increase of $1.4 million and $0.4 million, respectively, for the three and nine months ended September 30, 2008, relating to the change in fair value of our interest rate swap.

We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the unrealized changes in fair value of the swap are reflected in interest expense in our consolidated statements of income.
Net Income. As a result of the foregoing factors, net income was $19.6 million and $52.7 million, respectively, for the three and nine months ended September 30, 2008, compared to $7.0 million and $34.9 million for the same periods last year.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at September 30, 2008, our total cash was $16.9 million. Our total liquidity, including cash and undrawn credit facilities, was $72.6 million as at September 30, 2008, down from $149.8 million as at December 31, 2007. The change in liquidity was mainly the result of utilizing availability under our revolving credit facility for the acquisition of the two Suezmax vessels in April 2008, the prepayment of long-term debt and the payment of dividends, partially offset by net operating cash flow. We believe that our working capital is sufficient for our present requirements.
Our spot tanker market operations contribute to the volatility of our net operating cash flow, and, thus, our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt or equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels that Teekay Corporation has agreed to offer to us prior to July 2009.
As at September 30, 2008, our revolving credit facility provided for borrowings of up to $343.0 million, of which $55.7 million was undrawn. The amount available under this credit facility decreases by a semi-annual amount of $18.9 million commencing in 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers were financed with a term loan that bears interest at a rate of 4.06%. As of September 30, 2008, the balance of this term loan was $32.4 million. The loan requires $0.9 million in quarterly principal payments.
As of December 31, 2008, our vessel financings were collateralized by eleven of our vessels. The term loan used to finance two of our Aframax tankers and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;
•	making certain negative pledges or granting certain liens; and
•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain liquidity (i.e. cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of the greater of $35.0 million and 5.0% of our total debt. As at September 30, 2008, we were in compliance with all of our covenants under our credit facilities.
If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:
•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and
•	foreclose on any of our vessels or other assets securing the related loans.
In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot tanker market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2007
	(in thousands)	(in thousands)
Net operating cash flows	$49,074	$47,936
Net financing cash flows	(64,592)	(47,157)
Net investing cash flows	(2,448)	(779)
Operating Cash Flows
Net cash flow from operating activities increased to $49.1 million for the nine months ended September 30, 2008, from $47.9 million for the same period in 2007, primarily due to an increase in average spot tanker market rates and the 2008 Suezmax Additions, partially offset by an increase in drydocking expenditures, the reduction in revenue from one of our vessels being in drydock from March 2008 to June 2008, working capital advances to the managers of the pooling arrangements in which some of our vessels participate, and the timing of our cash receipts and payments. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between periods.
Net cash flow from operating activities for the nine months ended September 30, 2008 and 2007 includes $2.7 million and $(2.0) million of net cash flows from the Dropdown Predecessor.
Financing Cash Flows
During the nine months ended September 30, 2008 we repaid $2.7 million of our term loan, prepaid $15.0 million of indebtedness under our revolving credit facility, and paid $1.1 million of share issuance costs relating to our initial public offering.
We received $115.0 million from our revolving credit facility during the nine months ended September 30, 2008. These funds were used to pay for the acquisition of Ganges Spirit and Narmada Spirit and such payment is presented in the statement of cash flows as a return of capital. In connection with this acquisition, our statement of cash flows was retroactively adjusted to include the cash flows of the Dropdown Predecessor for the period from August 1, 2007 through April 6, 2008. For the nine months ended September 30, 2008, in addition to the $2.7 million of operating cash flows received, the Dropdown Predecessor also received $116.0 million from Teekay Corporation, which has been reflected as a contribution of capital in the statements of cash flows, and $44.0 million from a revolving credit facility drawdown. $153.7 million of these funds was used to repay a revolving credit facility and the remaining $9.0 million was used to repay amounts owing to Teekay Corporation by the Dropdown Predecessor, prior to the acquisition.
Dividends paid by us during the nine months ended September 30, 2008 were $42.9 million, or $1.715 per share, for the period from December 18, 2007 to June 30, 2008. On November 24, 2008, we declared a cash dividend of $1.07 per share for the three months ended September 30, 2008, which was paid on December 10, 2008. We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors.
Investing Cash Flows
During each of the nine-month periods ended September 30, 2008 and 2007, we incurred $2.4 million and $0.8 million, respectively, of vessel upgrade and equipment expenditures.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2008:

		Fourth	2009	2011
		Quarter of	and	and
(in millions of U.S. dollars)	Total	2008	2010	2012	Beyond 2012

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	319.7	0.9	7.2	7.2	304.4
Technical vessel management and administrative fees	49.2	0.9	6.9	6.9	34.5

Total	368.9	1.8	14.1	14.1	338.9

(1)
Excludes expected interest payments of $2.8 million (fourth quarter of 2008), $22.0 million (2009 and 2010), $21.4 million (2011 and 2012) and $40.9 million (beyond 2012). Expected interest payments are based on LIBOR at September 30, 2008 plus a margin of 0.60% at September 30, 2008.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007.
The sharp decline in economic and market conditions during the fourth quarter of 2008, including the significant disruptions in the global credit markets, have affected the estimates used in the valuation of a broad range of assets and liabilities. For the fourth quarter of 2008, the Company will assess whether these events have caused any of its assets to be impaired and if so, the amount of any writedown. Any writedown will not have an effect on the cash flows of the Company.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended September 30, 2008 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil production;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•	the sufficiency of working capital for short-term liquidity requirements;
•	crewing costs for vessels;
•	the duration of drydockings;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in the demand for oil transportation services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange, interest and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2008
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation or freight forward agreements to manage spot tanker market fluctuations, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at September 30, 2008, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2008, that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.

	Expected Maturity Date
	Remainder							Fair Value
	of							Asset /
	2008	2009	2010	2011	2012	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	287.3	287.3	(287.3)	3.5%

Interest Rate Swap:
Contract Amount (2)(3)	—	—	—	—	—	100.0	100.0	(9.1)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our floating-rate debt, and the average fixed pay rate for the interest rate swap agreement, which excludes the margin we paid on the floating-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable receive rate for the interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at September 30, 2008, we had not entered into any freight forward agreements, although we may do so in the future.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2008
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
The Company’s adjourned 2008 Annual Meeting of Shareholders was held on September 24, 2008. The following persons were elected directors for a one year term until the 2009 annual meeting and until their respective successors are elected.

		Votes Against or	Shares which
	Votes for	Withheld	Abstained	Broker Non-Votes
C. Sean Day	22,500,545	1,153,783	N/A	N/A
Bjorn Moller	22,506,355	1,147,973	N/A	N/A
Peter Evensen	22,498,855	1,155,473	N/A	N/A
Richard T. du Moulin	23,565,876	88,452	N/A	N/A
Richard J.F. Bronks	23,566,683	87,645	N/A	N/A
William Lawes	23,567,083	87,245	N/A	N/A
Shareholders also ratified the selection of Ernst & Young LLP, Chartered Accountants, as Teekay Tankers’ independent auditors for fiscal 2008 as set forth below:

		Votes Against or	Shares which
	Votes for	Withheld	Abstained	Broker Non-Votes
Ernst & Young LLP	23,621,987	24,249	8,092	855,475
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2009	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)